UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FUTURA PICTURES, INC.

(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

36114D 10 8

(CUSIP Number)

KEUN TAE KIM

106-906, 41 Kkotsandong-ro, Sangdang-gu,

Cheongju-si, Chungcheongbuk-do, Korea

Tel: 010-9286-2756

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ X ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36114D 10 8

1.	Names of Reporting Person: KEUN TAE KIM

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: South Korea

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 1,714,200 shares of common stock

8.	Shared Voting Power: N/A

9.	Sole Dispositive Power: 1,714,200 shares of common stock

10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,714,200 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 5.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 36114D 10 8

ITEM 1.      SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of Common Stock, par value $0.001 per share, of FUTURA PICTURES, INC. (the “Issuer”). The principal executive office of the Issuer is located at 22 Fl. KGIT, 1601 SanAm-Dong, Mapo-Gu, Seoul, Korea.

ITEM 2.      IDENTITY AND BACKGROUND.

(a)	This Schedule 13D is being filed by Keun Tae Kim (the “Reporting Person”).

(b)	The address for the Reporting Person is 106-906, 41 Kkotsandong-ro, Sangdang-gu, Cheongju-si, Chungcheongbuk-do, Korea.

(c)	The Reporting Person’s is the Chief Executive Officer of Solvita Co. Ltd., an architectural design company with an address at 23, Oncheonbuk-ro, Yuseong-gu, Daejeon, Korea.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of South Korea.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired his shares of the Issuer pursuant to that private placement offering by the Issuer of shares of its common stock at a price of $0.02827 completed on or about February 27, 2015. The Reporting Person paid the purchase price for the shares acquired by him using his own funds.

ITEM 4.      PURPOSE OF TRANSACTION.

The securities beneficially owned by the Reporting Persons were acquired for investment purposes.

As of the date hereof, and except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 36114D 10 8

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owned the following securities of the Issuer:

Name	Title of Security	Amount	Percentage of Shares of Common Stock*
Keun Tae Kim	Common Stock	1,714,200	5.6%

*

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement. As of February 27, 2015, the Issuer had 30,715,420 shares of common stock, issued and outstanding.

(b)	Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has sole voting and dispositive power with respect to all of the securities of the Issuer beneficially owned by him.

(c)	Transactions Effected During the Past 60 Days:

The information required by this Item 5(c) is provided in Items 3 and 4 of this information statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Person.

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(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information required by this Item 6 is provided in Items 3, 4 and 7 of this information statement.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2015	/s/ Keun Tae Kim
KEUN TAE KIM